UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*


                          Roebling Financial Corp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $. 10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   775004 10 4
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                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 28 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  775004 10 4
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1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Mark V. Dimon

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      |_|

     (b)      |X|
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3.       SEC Use Only
--------------------------------------------------------------------------------

4. Citizenship or Place of Organization         U.S.
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Number of Shares                5.   Sole Voting Power                   33,690
Beneficially                                                             ------
Owned by Each                   6.   Shared Voting Power                 38,302
Reporting  Person                                                        ------
With:                           7.   Sole Dispositive Power              39,904
                                                                         ------
                                8.   Shared Dispositive Power            38,302
                                                                         ------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person         78,206
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    See Instructions)                                                       |X|
--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)    4.6%
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12. Type of Reporting Person (See Instructions)          IN
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                                   Page 2 of 6

CUSIP No.  775004 10 4
--------------------------------------------------------------------------------

3. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Dawn Dimon

--------------------------------------------------------------------------------

4. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      |_|

     (b)      |X|
--------------------------------------------------------------------------------

5. SEC Use Only
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization         U.S.
--------------------------------------------------------------------------------

Number of Shares                5.   Sole Voting Power                   12,500
Beneficially                                                             ------
Owned by Each                   6.   Shared Voting Power                      0
Reporting  Person                                                        ------
With:                           7.   Sole Dispositive Power              12,500
                                                                         ------
                                8.   Shared Dispositive Power                 0
                                                                         ------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        12,500
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     |X|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (9)     0.7%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)            IN

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                                  Page 3 of 6

Item 1.

(a)      Name of Issuer
                           Roebling Financial Corp, Inc.

(b)      Address of Issuer's Principal Executive Offices
                           Route 130 South & Delaware Avenue
                           Roebling, NJ  08554

Item 2.

(a)      Names of Persons Filing
                           Mark V. & Dawn Dimon

(b)      Address  of  Principal  Business  Office or, if none, Residence
                           Route 130 South & Delaware Avenue
                           Roebling, NJ 08554

(c)      Citizenship
                           U.S.

(d)      Title of Class of Securities
                           Common Stock, $.10 par value

(e)      CUSIP Number
                           775004 10 4

Item 3. If this statement is filed pursuant toss. ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                           Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned: See Row 9 of second part of cover page for each reporting person.

(b) Percent of class: See Row 9 of second part of cover page for each reporting person.

(c) Number of shares as to which the person has: See Rows 5, 6, 7 and 8 of the second part of the cover page for each reporting person.

Item 5.  Ownership of Five Percent or Less of a Class

                           Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not applicable.

Item 8.    Identification and Classification of Members of the Group

                           Not applicable.

Item 9.    Notice of Dissolution of Group

                           Not applicable.

Item 10.   Certification

                           Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 8, 2005            /s/Mark V. Dimon
                                  ----------------------------------------------
                                  Mark V. Dimon



Date: February 8, 2005            /s/Dawn Dimon
                                  ----------------------------------------------
                                  Dawn Dimon

                                                                       EXHIBIT A



                         AGREEMENT RELATING TO FILING OF
                           JOINT STATEMENT PURSUANT TO
                               RULE 13d-1(k) UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


         The Undersigned agree that the Statement on Schedule 13G to which this Agreement is attached is filed on behalf of each of them.



Date: February 8, 2005            /s/Mark V. Dimon
                                  ----------------------------------------------
                                  Mark V. Dimon



Date: February 8, 2005            /s/Dawn Dimon
                                  ----------------------------------------------
                                  Dawn Dimon